

September 9, 2010

William W. Davis, Esq.
Senior Vice President, General Counsel and Secretary
FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

      Re: ICX Technologies, Inc.
              Schedule TO-T Filed on September 3, 2010
              Filed by Indicator Merger Sub, Inc. and FLIR Systems, Inc.
              File No. 005-83672

Dear Mr. Davis:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

Terms of the Offer, page 8

1.   On page 9, you state that any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

2.   We note your statement on pages 9 and 13 of the offer to purchase, and in the letter of transmittal, that all questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered shares will be determined by the Purchaser,

in its sole and absolute discretion, which determination will be final and binding on all parties. Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Certain U.S. Federal Income Tax Consequences, page 14

3.   On page 14, you state that you have included a general summary of "certain" U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Source and Amount of Funds, page 18

4.   We note your disclosure that Parent will dividend or contribute cash to the Purchaser in an amount sufficient to complete the purchase of Shares in the Offer and the Merger and the other transactions. Please disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through; if none, so state. See Item 1007(b) of Regulation M-A.

The Transaction Agreements, page 21

5.   We note your disclosure on page 21 that the summaries of the material provisions Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement "do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement." Please revise to eliminate the suggestion that the summaries are not materially complete.

Representations and Warranties, page 24

6.   In the first sentence of the first full paragraph on page 25, you state that the "representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, were solely for the benefit of the parties to the Merger Agreement." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

7.   In the second sentence of the first full paragraph on page 25, you state that "information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully

reflected in public disclosures." Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

8.   In the final sentence of the first full paragraph on page 25, you state that investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or the Purchaser or any of their respective subsidiaries or affiliates. The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely.

Purpose of the Offer; Plans for the Company, page 35

Appraisal Rights, page 36

9.   We note your statement on page 37 that the "foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL." Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding in your response letter.

Certain Conditions of the Offer, page 38

10.   The first sentence of the first paragraph on page 40 following the enumerated conditions states that the conditions are in addition to, and not in limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer as, and to the extent permitted by, the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the Offer only pursuant to the specific disclosed conditions described in the Offer to Purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

11.   Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge on page 10, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 40 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

12.   As you appear to acknowledge on page 9, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from all filing persons acknowledging that:

·   they are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina Chalk, Senior Special Counsel, at

(202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (312) 853-7036
        Larry A. Barden, Esq.
        Sidley Austin LLP